Exhibit 3.1

ADDENDUM

TO

ARTICLES OF INCORPORATION

OF

TIANCI INTERNATIONAL INC.

(the “Corporation”)

Article 3 of the Articles of Incorporation is hereby amended by the addition of the following:

On March 20, 2026, effective at 12:01 a.m. EDT (the “Effective Time”), each seven (7) shares of the Corporation’s Common Stock, $0.0001 par value (the “Common Stock”), issued and outstanding or held as treasury stock at such time shall, without further action on the part of the Corporation or holder thereof, be combined into one (1) validly issued, fully paid, and non-assessable share of Common Stock (the “Reverse Stock Split”), subject to the treatment of fractional share interests as describe below.  The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fractional share of Common Stock, the Corporation shall in lieu of issuing any such fractional share round up such fractional share to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to elimination of fractional share interests as described above.